Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

June 26, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer Series Trust X

Registration Statement on Form N-14

(File No.                )

Ladies and Gentlemen:

On behalf of our client, Pioneer Series Trust X (the “Registrant”), a Delaware statutory trust, we are hereby filing a combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to a proposed reorganization of Pioneer Corporate High Yield Fund with Pioneer Dynamic Credit Fund (to be renamed Pioneer Corporate High Yield Fund), a series of the Registrant.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on July 26, 2020 pursuant to Rule 488.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz